UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    FOR THE TRANSITION PERIOD FROM ________________ TO _________________

COMMISSION FILE NUMBERS 033-47073; 333-154364

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Scotts Company LLC Retirement Savings Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

REQUIRED INFORMATION

    The following financial statements and supplemental schedule for The Scotts Company LLC Retirement Savings Plan are being filed herewith:

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2020 and 2019

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibit is being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN

Date: June 24, 2021	/s/ CORY J. MILLER
Printed Name: Cory J. Miller
Title: Senior Vice President and Interim Chief Financial Officer
The Scotts Company LLC

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Index to the Financial Statements
December 31, 2020 and 2019

Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	10

NOTE: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Index to Exhibits	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Plan Participants of
The Scotts Company LLC Retirement Savings Plan
Marysville, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Scotts Company LLC Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MEADEN & MOORE, LTD.

We have served as the Plan’s auditor since 2004.

Cleveland, Ohio
June 24, 2021

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Receivables:
Notes receivable from participants	$9,302,174	$10,305,313
Employer contributions receivable	2,809,075	2,029,434
Other receivables	3,446	—
Total receivables	12,114,695	12,334,747
Investments held by trustee, at fair value	635,389,289	509,209,005
Total assets	647,503,984	521,543,752
Liabilities
Total liabilities	—	—
Net assets available for benefits	$647,503,984	$521,543,752

See Notes to Financial Statements.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2020	2019
Additions to net assets attributed to:
Contributions:
Employer	$31,677,122	$21,160,316
Participant	27,002,662	20,582,863
Rollovers	5,205,305	4,199,091
Total contributions	63,885,089	45,942,270
Interest on notes receivable from participants	543,510	537,140
Investment income:
Interest and dividend income	16,490,564	14,681,961
Net appreciation in fair value of investments	108,844,611	90,792,464
Total investment income	125,335,175	105,474,425
Total additions	189,763,774	151,953,835
Deductions from net assets attributed to:
Benefits paid to participants	63,497,872	45,950,681
Administrative expenses	305,670	291,227
Total deductions	63,803,542	46,241,908
Net increase in net assets	125,960,232	105,711,927
Net assets available for benefits:
Beginning of year	521,543,752	415,831,825
End of year	$647,503,984	$521,543,752

See Notes to Financial Statements.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

NOTE 1. DESCRIPTION OF PLAN

The Scotts Company LLC Retirement Savings Plan (the “Plan”) is a defined contribution plan covering substantially all employees of The Scotts Company LLC (the “Company”) and certain of its affiliates who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The World Health Organization recognized a novel strain of coronavirus (“COVID-19”) as a public health emergency of international concern on January 30, 2020 and as a global pandemic on March 11, 2020. Effective March 27, 2020, the Plan adopted the distribution provision of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) that was signed into law on March 27, 2020. A CARES Act distribution allows the Plan’s participants to take a COVID-19 related distribution up to $100,000 from the Plan beginning on or after January 1, 2020 and before December 31, 2020. In addition, effective April 21, 2020, the Plan adopted the temporary loan repayment deferral provision of the CARES Act. The deferral provision adopted by the Plan allows qualified Plan participants who have Plan loan repayments due from the date of enactment of the CARES Act through December 31, 2020, to defer such repayments for up to one year.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions, such as eligibility, vesting, allocation and funding.

Administration
The Company’s Benefits Administrative Committee is responsible for the general operation and administration of the Plan. Fidelity Management Trust Company serves as the Plan trustee, record keeper, and custodian.

Eligibility
Effective January 1, 2020, the Plan was amended to provide for immediate eligibility for domestic employees to participate in the Plan upon date of hire. Prior to January 1, 2020, employees were eligible to participate in the Plan on the first day of the month coinciding with or immediately following their date of employment. Certain temporary employees are not eligible to participate in the Plan.

Contributions
The Plan provides for a participant to make pre-tax contributions of up to 75% of eligible earnings, not to exceed the annual Internal Revenue Service (“IRS”) maximum contribution amount. The maximum contribution for the years ended December 31, 2020 and 2019 was $19,500 and $19,000, respectively. The Plan also provides that participants who will reach age 50 or older by the end of the calendar year and who are making contributions to the Plan may also make catch-up contributions, up to $6,500 for plan year 2020, an increase from up to $6,000 for plan year 2019. Participants also have the option to designate all or any portion of their contributions as after-tax Roth contributions.

Eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of compensation for those who do not opt out of such participation. Effective January 1, 2020, and for each 12-month period thereafter, commencing on September 30 each year, the contribution rate is automatically escalated by an additional 1% of compensation up to a maximum of 6% of compensation. Employees also receive the applicable Company matching contribution. The Company provides matching contributions of 200% of employees’ initial 3% contribution and 50% of their remaining contribution up to 6%. The Company may make additional discretionary profit sharing matching contributions to eligible employees on their initial 4% contribution. Effective September 25, 2020, the Company may also make additional discretionary employer special contributions to the Plan on behalf of eligible employees for plan

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements
years commencing on or after January 1, 2020. For the year ended December 31, 2020, the Company made a discretionary employer special contribution to the Plan of $3.9 million.

Prior to January 1, 2011, the Plan provided a Company base retirement contribution for all eligible employees. Generally, eligible employees received a base contribution from the Company equal to 2% of monthly compensation. This percentage increased to 4% when employees’ year to date compensation exceeded 50% of the social security taxable wage base.

Rollover contributions from other plans are also accepted provided certain specified conditions are met. Participants may direct their contributions and their Company matching contributions into any or all of the investment options under the Plan. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan document.

Participant Accounts
Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant, allocations of the Company’s base, matching and discretionary contributions and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.

Vesting
All participants are immediately vested in their contributions to the Plan plus actual earnings thereon. Company matching contributions and discretionary employer special contributions vest immediately; however, base retirement contributions made by the Company prior to January 1, 2011 vested after three years of service or immediately upon death, attainment of age 65 or permanent and total disability.

Forfeitures
The non-vested portions of participant account balances are forfeitable and used to reduce Company contributions to the Plan and to pay reasonable Plan fees. Forfeitures used to reduce Company contributions were $0 and $25,000 for the years ended December 31, 2020 and 2019, respectively. Forfeitures used to offset plan expenses were $0 and $17,725 for the years ended December 31, 2020 and 2019, respectively. The total unused balance remaining in the forfeiture account was $25,138 and $17,601 at December 31, 2020 and 2019, respectively.

Notes Receivable from Participants
Participant loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their account up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participant loans are repaid over a period not to exceed 5 years, or 10 years if the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at rates managed by Fidelity Management Trust Company. Principal and interest are paid through payroll deductions. Loans are recorded at unpaid principal plus accrued but unpaid interest.

Payment of Benefits
Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant’s account as of the business day the trustee processes the distribution. Normal retirement age is 65; however, the Plan also provides for in-service withdrawals for active employees under certain circumstances. Hardship withdrawals are permitted in accordance with IRS guidelines.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements
Administrative Expenses
Administrative expenses are paid by the Company or from the assets of the Plan. General expenses paid from the Plan’s assets are allocated among participant accounts to the extent not paid from forfeitures, except for a plan administrative fee of $10 per quarter, fees for loans, withdrawals, and Qualified Domestic Relations Orders which are paid from the account of the participant incurring the expense.

Revenue sharing and sub-transfer agent fee income received by the Plan are credited to an administrative account and are used to reduce administrative expenses. During the years ended December 31, 2020 and 2019, the Plan earned $147,083 and $160,157, respectively, in revenue sharing and sub-transfer agent fee income.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments
The Plan’s investments are recorded at fair value. Purchases and sales of securities are recorded on a trade-date basis using fair market value. Dividends are recorded on the ex-dividend date. Interest is recorded as earned.

The Plan holds a stable value investment contract, Fidelity Managed Income Portfolio II (the “Portfolio”), with Fidelity Management Trust Company (the “Trustee”). The Portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Portfolio invests in underlying assets (typically fixed-income securities or bond funds, although investments may also include derivative instruments such as futures contracts and swap agreements) and enters into “wrapper” contracts issued by a third party. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer agrees to pay the Portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper have been met. Wrappers are normally purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). The purpose of the wrappers is to preserve the investors’ principal investment while earning interest income, providing more stability in value than a traditional investment. Net asset value is determined by the Portfolio each business day. Issues and redemptions of units are recorded, upon receipt of unit holder’s instructions in good order, based on the next determined net asset value per unit normally each day. In unusual market conditions, in accordance with the Portfolio’s Declaration of Trust, the trustee of the Portfolio may in its sole discretion, impose restrictions on issues and redemptions of units.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Payments of Benefits
Benefits are recorded when paid.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements
Risks and Uncertainties
The Plan provides various investment options, which are subject to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent Events
For the year ended December 31, 2020, the Plan has evaluated subsequent events for potential recognition and disclosure through the date the financial statements were available for issuance.

NOTE 3. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following describes the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

•Mutual funds and common shares: Valued at the closing price reported on the active market on which the securities are traded.
•Self-directed brokerage account: Includes investments in common stocks, preferred stocks, mutual funds, cash and cash equivalents, bonds, and warrants which are valued at quoted market prices at year end.
•Stable value investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (see Note 2).
•Money market funds: Valued at amortized cost which approximates fair value. The amortized cost of an instrument is determined by valuing it at its original cost and thereafter amortizing any discount or premium from its face value at a constant rate until maturity.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements
The following table presents the Plan’s investments measured at fair value at December 31, 2020:

	Level 1	Level 2	Level 3	Total
Mutual funds	$511,118,662	$—	$—	$511,118,662
The Scotts Miracle-Gro Company common shares	64,170,112	—	—	64,170,112
Self-directed brokerage account	27,784,815	—	—	27,784,815
Stable value investment contracts	—	32,068,035	—	32,068,035
Money market funds	—	247,665	—	247,665
Total investments at fair value	$603,073,589	$32,315,700	$—	$635,389,289

The following table presents the Plan’s investments measured at fair value at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Mutual funds	$425,823,244	$—	$—	$425,823,244
The Scotts Miracle-Gro Company common shares	39,802,599	—	—	39,802,599
Self-directed brokerage account	18,190,951	—	—	18,190,951
Stable value investment contracts	—	25,155,302	—	25,155,302
Money market funds	—	236,909	—	236,909
Total investments at fair value	$483,816,794	$25,392,211	$—	$509,209,005

NOTE 4. TAX STATUS

The Plan obtained its latest determination letter on December 5, 2017, based on plan amendments through January 1, 2017, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Company believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2020, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. Currently no audits for any tax periods are in progress.

NOTE 5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of ERISA. In the event the Plan is terminated, all participants will become fully vested in their accounts.

NOTE 6. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. The fees for the investment management services are paid by the mutual funds.

THE SCOTTS COMPANY LLC
Retirement Savings Plan
Notes to Financial Statements

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common share transactions qualify as party-in-interest.

In addition, the Plan has arrangements with various service providers and these arrangements qualify as party-in-interest transactions.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
The Scotts Company LLC
Retirement Savings Plan
EIN 31-1414921
Plan Number 001
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Dodge and Cox Stock Fund	Registered Investment Company	**	$20,627,215
	EuroPacific Growth Fund-Class R6	Registered Investment Company	**	18,569,510
*	Fidelity BrokerageLink	Self-Directed Brokerage Option	**	27,784,815
*	Fidelity Contrafund K	Registered Investment Company	**	48,203,364
*	Fidelity Managed Income Portfolio II	Common Collective Trust	**	32,068,035
*	Fidelity Puritan Fund K	Registered Investment Company	**	22,388,496
*	Fidelity Total International Index Fund	Registered Investment Company	**	1,201,827
*	Fidelity 500 Index Fund	Registered Investment Company	**	38,389,659
	JPMorgan U.S. Government Money Market Fund Institutional Class	Money Market Fund	**	247,665
	PIMCO Total Return Fund	Registered Investment Company	**	15,631,958
*	The Scotts Miracle-Gro Company Common Shares	Employer Securities	**	64,170,112
	T. Rowe Price Institutional Large Cap Growth Fund	Registered Investment Company	**	50,336,765
	Vanguard Extended Market Index Fund	Registered Investment Company	**	35,147,627
	Vanguard Institutional Target Retirement 2015 Fund Institutional Shares	Registered Investment Company	**	3,352,501
	Vanguard Institutional Target Retirement 2020 Fund Institutional Shares	Registered Investment Company	**	20,262,987
	Vanguard Institutional Target Retirement 2025 Fund Institutional Shares	Registered Investment Company	**	24,412,050
	Vanguard Institutional Target Retirement 2030 Fund Institutional Shares	Registered Investment Company	**	37,766,357
	Vanguard Institutional Target Retirement 2035 Fund Institutional Shares	Registered Investment Company	**	29,707,195
	Vanguard Institutional Target Retirement 2040 Fund Institutional Shares	Registered Investment Company	**	37,271,149
	Vanguard Institutional Target Retirement 2045 Fund Institutional Shares	Registered Investment Company	**	36,989,423
	Vanguard Institutional Target Retirement 2050 Fund Institutional Shares	Registered Investment Company	**	31,173,947
	Vanguard Institutional Target Retirement 2055 Fund Institutional Shares	Registered Investment Company	**	19,119,790
	Vanguard Institutional Target Retirement 2060 Fund Institutional Shares	Registered Investment Company	**	5,304,897
	Vanguard Institutional Target Retirement 2065 Fund Institutional Shares	Registered Investment Company	**	916,011
	Vanguard Institutional Target Retirement Income Fund	Registered Investment Company	**	8,807,722
	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	4,956,058
	Vanguard Short Term Inflation Protected Securities	Registered Investment Company	**	582,154
	Total Investments			$635,389,289
*	Participant loans	Participant loans (interest rates ranging from 4.25% to 6.50% with varying maturity dates through January 6, 2031)		9,302,174
				$644,691,463
* - Party-in-interest to the Plan
** - Information not represented because investments are participant directed

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2020
INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm